Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2008	March 31, 2008	June 30, 2007 (a)	June 30, 2008	June 30, 2007 (a)
Earnings
Income from continuing operations before income taxes	$614	$1,110	$658	$1,724	$1,303
Fixed charges, excluding interest on deposits	233	303	240	536	451
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	847	1,413	898	2,260	1,754
Interest on deposits	477	615	487	1,092	887
Income from continuing operations before income taxes and fixed charges including interest on deposits	$1,324	$2,028	$1,385	$3,352	$2,641

Fixed charges
Interest expense, excluding interest on deposits	$204	$274	$223	$478	$417
One-third net rental expense (b)	29	29	17	58	34
Total fixed charges, excluding interest on deposits	233	303	240	536	451
Interest on deposits	477	615	487	1,092	887
Total fixed charges, including interests on deposits	$710	$918	$727	$1,628	$1,338

Earnings to fixed charges ratios
Excluding interest on deposits	3.64	4.67	3.74	4.22	3.89
Including interest on deposits	1.86	2.21	1.91	2.06	1.97
(a)	Legacy The Bank of New York only.
(b)	The proportion deemed representative of the interest factor.